Nortel Inversora S.A.

Alicia Moreau de Justo 50, Piso 11

C1107AAB—Buenos Aires

Argentina

April 15, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Nortel Inversora S.A. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on April 15, 2013. This disclosure can be found on pages 26-27 of the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

Nortel Inversora S.A.

By:	/s/ Jorge Alberto Firpo
	Name:	Jorge Alberto Firpo
	Title:	General Manager and Sole Officer(1)

(1)  Our General Manager and Sole Officer acts as both the principal executive officer and principal financial officer.